Exhibit 99.1

ITAMAR MEDICAL REPORTS SECOND QUARTER 2020 FINANCIAL RESULTS

- Second Quarter Revenues Increase 21% to $8.9 Million -

- U.S. WatchPATTM Revenues Increase 31% to $6.6 Million -

- Company to Host Conference Call Today at 8:00 am ET, 3:00 pm IT -

CAESAREA, Israel, August 11, 2020-- Itamar Medical Ltd. (Nasdaq and TASE: ITMR), a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders, today reported unaudited financial results for the second quarter of 2020.

“Our second quarter results reflect encouraging growth and we have taken several steps to capitalize on this momentum. The recent traction among both new and existing customers in the context of survey results from 300 centers indicating volumes of 70% Home Sleep Apnea Tests versus volumes of 30% in-lab1 is a testament to the advantage of our home-based and digital care pathway sleep solutions and our ability to reach the large undiagnosed patient population suffering from sleep apnea,” said Gilad Glick, President and Chief Executive Officer of Itamar Medical.

“While we are pleased with our solid results, there are still many macro factors that remain fluid as the pandemic unfolds, leading to our cautious near-term outlook as we approach the second half of the year. Nonetheless, this does not change our long-term value proposition or market opportunity,” concluded Glick.

Second Quarter 2020 Highlights

•	Revenues in the second quarter of 2020 were $8.9 million, an increase of 21% year-over-year.

•	U.S WatchPAT revenues in the second quarter of 2020 were $6.6 million, an increase of 31% year-over-year.

Recent Business and Production Updates

•	Doubled WatchPAT ONE production capacity from approximately 3,000 units per week in May to approximately 6,000 units per week in June to meet the overwhelming demand as seen in our backlog from the first quarter, which, as a result, is now normalized.

•	Active centers using WatchPAT ONE reached a total of 291 after onboarding over 10 new customers per week on average throughout the second quarter.

[1]	COVID-19 sleep center impact study. EnsoData. 2020. Available at https://www.ensodata.com/landing-pages/covid-19-sleep-center-impact-study.

Second Quarter 2020 Financial Results

Revenues for the second quarter of 2020 increased 21% to $8.9 million, compared to $7.4 million in the same quarter in 2019. Revenue growth was driven by an increase in WatchPAT sales in the U.S. and Japan, offset by a decrease in WatchPAT sales in Europe and in the rest of the world.

WatchPAT revenues for the second quarter of 2020 increased 20% to $7.9 million, compared to $6.5 million in the same quarter in 2019.

U.S. WatchPAT revenues for the second quarter of 2020 increased 31% to $6.6 million, compared to $5.0 million in the same quarter in 2019, driven primarily by WatchPAT ONE sales as well as WatchPAT Direct sales. Sales from disposables and renewable products, including WatchPAT ONE, comprised approximately 78% of WatchPAT revenues in the U.S. in the second quarter of 2020, compared to 65% in the same quarter in 2019.

Gross profit for the second quarter of 2020 increased to $6.0 million, compared to $5.7 million in the same quarter in 2019. Gross profit margin for the second quarter of 2020 decreased to 68%, compared to 78% in the same quarter in 2019. Non-IFRS gross profit margin for the second quarter of 2020 decreased to 70%, compared to 79% in the same quarter in 2019) See “Use of Non-IFRS Measures” below(. Gross margin decline was manly driven by the increase in WatchPAT ONE sales.

Operating loss for the second quarter of 2020 was $3.2 million, compared to $1.7 million in the same quarter in 2019. The increase in operating loss was primarily attributable to an increase in operating expenses, partially offset by the increase in revenues. Selling and marketing expenses increased 31% to $5.9 million, compared to $4.5 million in the same quarter in 2019, due to the planned expansion of the U.S. sales team into new geographical territories and verticals (32 territories and verticals as of June 30, 2020, compared to 27 territories and verticals as of June 30, 2019), as well as additional sales commissions resulting from the increase in revenues. Research and development expenses increased 22% to 1.4 million, compared to $1.1 million in the same quarter in 2019, driven by an increase in personnel to support product development (including the digital health platform).

Non-IFRS operating loss for the second quarter of 2020 was $2.4 million, compared to $0.9 million in the same quarter in 2019. Non-IFRS operating loss excludes approximately $0.8 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; and expenses relating to reduction in manpower, compared to $0.8 million of similar expenses for the same quarter in 2019 (see “Use of Non-IFRS Measures” below).

Net loss for the second quarter of 2020 was $3.2 million, compared to $2.0 million in the same quarter in 2019.

Non-IFRS net loss for the second quarter of 2020 was $2.4 million, compared to $1.2 million in the same quarter in 2019. Non-IFRS net loss excludes approximately $0.8 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; expenses relating to reduction in manpower; and gain from reevaluation of derivatives, compared to $0.7 million of similar expenses and gains for the same quarter in 2019 (see “Use of Non-IFRS Measures” below).

As of June 30, 20, the Company had cash, cash equivalents and a short-term bank deposit of $45.2 million.

First Half 2020 Financial Results

Revenues for the six months ended June 30, 2020 increased 29% to $17.3 million, compared to $13.4 million for the six months ended June 30, 2019. Revenue growth was driven by an increase in WatchPAT sales in the U.S. and Japan, offset by a decrease in WatchPAT sales in the rest of the world.

WatchPAT revenues for the six months ended June 30, 2020 increased 30% to $16.1 million, compared to $12.3 million for the six months ended June 30, 2019.

U.S. WatchPAT revenues for the six months ended June 30, 2020 increased 36% to $12.7 million, compared to $9.3 million for the six months ended June 30, 2019. U.S. WatchPAT revenues increase was primarily driven by the increase of WatchPAT ONE as well as WatchPAT Direct sales.

Gross profit for the six months ended June 30, 2020 increased to $12.3 million, compared to $10.4 million for the six months ended June 30, 2019. Gross profit margin for the for the six months ended June 30, 2020 was 72%, compared to 77% for the six months ended June 30, 2019. Non-IFRS gross profit margin for six months ended June 30, 2020 decreased to 73%, compared to 79% for the six months ended June 30, 2019 (See “Use of Non-IFRS Measures” below(. Gross margin decline was mainly driven by the increase in WatchPAT ONE sales.

Operating loss for the six months ended June 30, 2020 was $5.2 million, compared to $3.0 million for the six months ended June 30, 2019. The increase in operating loss was primarily attributable to an increase in operating expenses, partially offset by the increase in revenues. Selling and marketing expenses increased 36% to $11.2 million, compared to $8.3 million in the first half of 2019, due to the planned expansion of the U.S. sales team into new geographical territories and verticals, as well as additional sales commissions resulting from the increase in revenues. Research and development expenses increased 29% to $2.7 million, compared to $2.1 million in the first half of 2019, driven by an increase in personnel to support product development (including the digital health platform).

Non-IFRS operating loss for the six months ended June 30, 2020 was $3.8 million, compared to $1.9 million for the six months ended June 30, 2019. Non-IFRS operating loss excludes approximately $1.4 million in share-based payments; depreciation and amortization of property and equipment and intangible asset; change in provision for doubtful and bad debt; and expenses relating to reduction in manpower, compared to $1.1 million of similar expenses for the six months ended June 30, 2019 (see “Use of Non-IFRS Measures” below).

Net loss for the six months ended June 30, 2020 was $5.2 million, compared to $3.1 million for the six months ended June 30, 2019.

Non-IFRS net loss for the for the six months ended June 30, 2020 was $3.9 million, compared to $2.4 million for the six months ended June 30, 2019. Non-IFRS net loss excludes approximately $1.3 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; expenses relating to reduction in manpower; and gain from reevaluation of derivatives, compared to $0.7 million of similar expenses and gains for the six months ended June 30, 2019 (see “Use of Non-IFRS Measures” below).

Conference Call and Webcast Information

The Company will host a conference call today at 8:00 a.m. Eastern Time, 3:00 p.m. Israel Time to review financial results and provide a corporate update.

To listen live via webcast, please visit https://www.itamar-medical.com/, or by clicking here.

To participate via phone, please use the dial in information:

U.S. toll-free: 833-519-1272
International: 914-800-3844
Israel toll-free: 1-809-315-362

Conference ID: 8798951

Please log in approximately 10 minutes prior to the scheduled start time. An archived webcast also will be provided in the Events and Presentations section of the Company’s website.

Use of Non-IFRS Measures

In addition to disclosing financial results prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB), this press release contains Non-IFRS financial measures for operating loss and net loss, which are adjusted from results based on IFRS to exclude: (i) share-based payments; (ii) depreciation and amortization of property and equipment and intangible assets; (iii) change in provision for doubtful and bad debt; (iv) expenses relating to reduction in manpower; and (v) gain from reevaluation of derivatives. Management believes that the Non-IFRS financial measures provided in this press release are useful to investors’ understanding and assessment of the Company’s performance. Management uses both IFRS and Non-IFRS measures when operating and evaluating the Company’s business internally and therefore decided to make these Non-IFRS adjustments available to investors. The presentation of this Non-IFRS financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. For further details, see a reconciliation of operating loss and net loss on an IFRS basis to a Non-IFRS basis that is provided in the table that accompanies this press release.

About Itamar Medical Ltd.

Itamar Medical is a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. Itamar Medical commercializes a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. The Company’s key product, WatchPAT, is commercially available within major markets including the U.S., Japan and Europe. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the momentum gained by our business we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of Itamar Medical's control and actual results, expressed or implied by such forward-looking statements, could differ materially from Itamar Medical's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by Itamar Medical in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC) and the Israel Securities Authority (ISA), including the Company’s latest Annual Report on Form 20-F, which is on file with the SEC (accessible at www.sec.gov) and the ISA. Except as otherwise required by law, Itamar Medical undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contact

Itamar Medical Ltd.

Shy Basson

Chief Financial Officer

Phone: +972-4-617-7700

bshy@itamar-medical.com

Itamar Medical Investor Relations Contact (U.S.)

Leigh Salvo or Caroline Paul

Gilmartin Group

Phone: +1-415-937-5412

investors@itamar-medical.com

*	The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30, 2020	December 31, 2019
	U.S. dollars in thousands
Assets
Current assets
Cash and cash equivalents	$37,666	$15,115
Short-term bank deposit	7,500	-
Trade receivables	7,662	8,384
Other receivables	2,015	1,404
Inventories	4,727	3,363
Total current assets	59,570	28,266

Non-current assets
Long-term restricted deposits and prepaid expenses	519	476
Long-term trade receivables	263	156
Property and equipment	1,924	1,472
Intangible assets	687	395
Right-of-use assets	1,961	2,442
Total non-current assets	5,354	4,941
Total assets	$64,924	$33,207

Liabilities
Current liabilities
Short-term bank loan	$5,000	$5,000
Current maturities of lease liabilities	883	890
Trade payables	2,646	2,028
Other accounts payable	3,248	3,455
Accrued expenses	1,119	1,317
Provisions	334	273
Short-term employee benefits	593	352
Total current liabilities	13,823	13,315

Non-current liabilities
Lease liabilities, net of current maturities	1,253	1,708
Recognized liability for defined benefit plan, net	203	260
Other long-term liabilities	1,262	1,260
Total non-current liabilities	2,718	3,228
Total liabilities	16,541	16,543

Equity
Ordinary share capital	1,133	878
Additional paid-in capital	161,407	125,435
Accumulated deficit	(114,157)	(109,649)
Total equity	48,383	16,664
Total liabilities and equity	$64,924	$33,207

ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	U.S. dollars in thousands (except per share and ADS data)

Revenues	$8,885	$7,353	$17,263	$13,409
Cost of revenues	2,869	1,627	4,919	3,029
Gross profit	6,016	5,726	12,344	10,380
Selling and marketing expenses	5,943	4,546	11,206	8,268
Research and development expenses	1,377	1,130	2,679	2,070
General and administrative expenses	1,914	1,793	3,634	3,080
Total operating expenses	9,234	7,469	17,519	13,418
Operating loss	(3,218)	(1,743)	(5,175)	(3,038)
Financial income (expenses):
Financial income	152	101	387	193
Financial expenses	(166)	(298)	(400)	(596)
Gain from derivatives instruments, net	-	78	-	442
Financial income (expenses), net	(14)	(119)	(13)	39
Loss before taxes on income	(3,232)	(1,862)	(5,188)	(2,999)
Taxes on income	(10)	(96)	(52)	(123)
Net loss	$(3,242)	$(1,958)	$(5,240)	$(3,122)

Loss per share – basic and diluted (in U.S. dollars)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Weighted average number of shares used in computation of loss per shares (in thousands):
Basic	423,137	333,951	406,624	331,087
Diluted	423,137	335,149	406,624	331,087

Loss per ADS – basic and diluted (in U.S. dollars)	$(0.23)	$(0.18)	$(0.39)	$(0.28)

Weighted average number of ADSs used in computation of loss per ADS (in thousands):
Basic	14,105	11,132	13,554	11,036
Diluted	14,105	11,172	13,554	11,036

ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	U.S. dollars in thousands
Cash flows from operating activities
Net loss	$(3,242)	$(1,958)	$(5,240)	$(3,122)
Adjustments for:
Depreciation and amortization	479	343	889	674
Share-based payment	309	355	671	531
Change in provision for doubtful and bad debt	126	207	158	194
Net financial cost (income)	(102)	148	(199)	172
Gain from reevaluation of derivatives	-	(78)	-	(442)
Decrease (increase) in trade receivables	(728)	(251)	456	(59)
Increase in other accounts receivable	(832)	(318)	(604)	(190)
Increase in inventories	(1,054)	(247)	(1,815)	(520)
Increase in trade payables	151	147	580	525
Increase (decrease) in other accounts payable and accrued expenses	866	78	(426)	314
Increase in employee benefits	166	39	245	129
Increase in provisions	10	3	61	7
Income tax expenses	10	96	52	123
Taxes paid during the period	(29)	(17)	(30)	(44)
Net interest received (paid) during the period	127	(166)	53	(174)
Net cash used in operating activities	(3,743)	(1,619)	(5,149)	(1,882)
Cash flows from investing activities
Investment in short-term bank deposits	(7,500)	(9,000)	(7,500)	(9,000)
Investment in restricted long-term deposits	(50)	-	(50)	-
Purchase of property and equipment, intangible assets and capitalization of development expenditure	(478)	(116)	(709)	(262)
Net cash used in investing activities	(8,028)	(9,116)	(8,259)	(9,262)
Cash flows from financing activities
Proceeds from issuance of shares, net of share issuance costs (share issuance costs)	(876)	-	36,185	13,968
Repayment of principal of lease liabilities	(220)	(215)	(445)	(439)
Issuance of shares due to the exercise of stock options	81	14	81	25
Net cash provided by (used in) financing activities	(1,015)	(201)	35,821	13,554
Increase (decrease) in cash and cash equivalents	(12,786)	(10,936)	22,413	2,410
Cash and cash equivalents at beginning of period	50,442	19,887	15,115	6,471
Effect of exchange rate fluctuations on balances of cash and cash equivalents	10	65	138	135
Cash and cash equivalent balance at end of period	$37,666	$9,016	$37,666	$9,016
Non-cash financing activity- share issuance costs	$38	$-	$38	$-

ITAMAR MEDICAL LTD.

RECONCILIATIONS OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	U.S. dollars in thousands (except per share and ADS data)

IFRS operating loss	$(3,218)	$(1,743)	$(5,175)	$(3,038)
IFRS net loss	$(3,242)	$(1,958)	$(5,240)	$(3,122)

Cost of revenues:
Share-based payment	5	2	7	4
Depreciation and amortization of property and equipment and intangible assets	162	90	264	169
Expenses relating to reduction of manpower	27	-	27	-
	194	92	298	173
Operating expenses:
Selling and marketing:
Share-based payment	80	169	199	168
Depreciation and amortization of property and equipment and intangible assets	37	30	68	59
Expenses relating to reduction of manpower	63	-	63	-
	180	199	330	227
Research and development:
Share-based payment	71	25	142	54
Depreciation and amortization of property and equipment and intangible assets	31	16	50	28
Expenses relating to reduction of manpower	18	115	18	115
	120	156	210	197
General and administrative:
Share-based payment	147	153	310	293
Depreciation and amortization of property and equipment and intangible assets	18	14	34	26
Change in provision for doubtful and bad debt	126	207	158	194
Expenses relating to reduction of manpower	9	-	9	-
	300	374	511	513
Financial income (expenses), net:
Share-based payment	6	6	13	12
Gain from reevaluation of derivatives	-	(78)	-	(442)
	6	(72)	13	(430)

Non-IFRS operating loss	$(2,424)	$(922)	$(3,826)	$(1,928)
Non-IFRS net loss	$(2,442)	$(1,209)	$(3,878)	$(2,442)

IFRS loss per ADS – basic and diluted (in U.S. dollars)	$(0.23)	$(0.18)	$(0.39)	$(0.28)
Non-IFRS loss per ADS – basic and diluted (in U.S. dollars)	$(0.17)	$(0.11)	$(0.29)	$(0.22)